SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             HONDO OIL & GAS COMPANY
                                (Name of Issuer)

                           Common Stock, $1 par value
                         (Title of class of securities)

                                   438138-10-9
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                             New York, New York 10022
            (Person Authorized to Receive Notices and Communications)

                                   August 23, 1995
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
 box [    ]

 Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)




                              Page 1 of      Pages





            CUSIP No. 438138-10-9             Page 2 of 16 Pages






 Response to Question   1:     Lonrho Plc
 Response to Question   2:     (b)
 Response to Question   3:     SEC USE ONLY
 Response to Question   4:     BK
 Response to Question   5:     N/A
 Response to Question   6:     Great Britain
 Response to Question   7:     10,150,200        (As a result of rights under a
                                                 Pledge   Agreement;  otherwise
                                                 such  power  would  be  deemed
                                                 shared)
 Response to Question   8:     0
 Response to Question   9:     10,150,200        (As a result of rights under a
                                                 Pledge   Agreement;  otherwise
                                                 such  power  would  be  deemed
                                                 shared)
 Response to Question 10:      0
 Response to Question 11:      10,150,200
 Response to Question 12:      N/A
 Response to Question 13:      78.0%
 Response to Question 14:      CO





            CUSIP No. 438138-10-9             Page 3 of 16 Pages



  Response to Question   1:     Lonrho, Inc.
 Response to Question   2:     (b)
 Response to Question   3:     SEC USE ONLY
 Response to Question   4:     AF, WC
 Response to Question   5:     N/A
 Response to Question   6:     Delaware
 Response to Question   7:     0
 Response to Question   8:     10,150,200
 Response to Question   9:     0
 Response to Question 10:      10,150,200
 Response to Question 11:      10,150,200
 Response to Question 12:      N/A
 Response to Question 13:      78.0%
 Response to Question 14:      CO





            CUSIP No. 438138-10-9             Page 4 of 16 Pages



  Response to Question   1:     Scottsdale Princess, Inc.
 Response to Question   2:     (b)
 Response to Question   3:     SEC USE ONLY
 Response to Question   4:     WC
 Response to Question   5:     N/A
 Response to Question   6:     Delaware
 Response to Question   7:     0
 Response to Question   8:     10,150,200
 Response to Question   9:     0
 Response to Question 10:      10,150,200
 Response to Question 11:      10,150,200
 Response to Question 12:      N/A
 Response to Question 13:      78.0%
 Response to Question 14:      CO





            CUSIP No. 438138-10-9             Page 5 of 16 Pages


                                   INTRODUCTION

                   This Amendment No. 1 to the Statement on Schedule 13D is being filed jointly by Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company to which this statement pertains. Lonrho Plc is the parent of each of Lonrho, Inc. and Scottsdale Princess, Inc.

                   Lonrho Plc and Lonrho, Inc. have heretofore filed a joint statement (and amendments thereto) on Schedule 13D with The Hondo Company and Mr. Robert O. Anderson. The information contained herein with respect to The Hondo Company and Mr. Robert O. Anderson and members of his family are to the best knowledge and belief of the Reporting Persons. Reference should be made to the separate filings on Schedule 13D made or which may be made by The Hondo Company and Mr. Anderson (including any amendments thereto filed or which they may file) for information concerning them.

                   Except as to the Items set out below, no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported.

 Item 3. Source and Amount of Funds or other Consideration.

                   Item 3 is amended to add the following at the end thereof:

                   Reference is made to Item 4 below for information related to a Settlement Agreement


 Item 4.           Purpose of Transaction.

                   Item 4 is amended in its entirety to read as follows:





            CUSIP No. 438138-10-9             Page 6 of 16 Pages

                    The purpose of the acquisition of the shares of Common Stock by Hondo Company in 1988 was to acquire control of the Issuer.

                   Other than the shares of Common Stock that may be acquired pursuant to the Settlement Agreement described in Item 3, no Reporting Person has any present plans or proposals which relate to or would result in:
 (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the acquisition by Lonrho Plc of shares in satisfaction of some or all of Hondo Company's obligations under the Revolving Credit Agreement and additional shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Lonrho Plc as described in the Item 6) or the disposition of securities of the Issuer (except that, as discussed in Item 3, Lonrho Plc reserves the right to sell shares pledged to it under the Pledge Agreement in order to cause the obligations of Hondo Company to it under the Revolving Credit Agreement, Note and Pledge Agreement to be reduced or paid in full, and possible dispositions by Hondo Company under a Registration Statement filed under the Securities Act of 1933, as amended, by the Issuer covering sales of certain of such shares), (b) an extraordinary corporate transaction, such as a merger (except that, as discussed below, the Reporting Persons and the Anderson Family are proposing a transaction which would involve the merger of Hondo Company into the Issuer), reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Lonrho Plc reserves the right to enforce the rights granted to it by the Issuer under certain mortgages securing certain loans discussed in Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

                   On August 23, 1995, the Reporting Persons and the members of the  Anderson Family entered into an agreement (the "Settlement Agreement") in which  they  agreed  to  cooperate  fully  toward accomplishing the goal of  a downstream  merger  whereby  Hondo Company will be merged into the Issuer (the
 "Merger"),  with  the  existing  Issuer  shares  owned by Hondo Company  being canceled  and an equivalent number of new shares of the Issuer being issued to the shareholders of Hondo Company and to satisfy amounts owed by Hondo Company to  affiliates  of  the Anderson Family (presently approximately $9.5 million)
 and  the  amounts  owed  by  Hondo Company to the Reporting Persons (presently approximately  $85.5 million).  In connection with the transaction, Scottsdale will  exercise the Option Agreement described in Item 5,  as a result of which





            CUSIP No. 438138-10-9             Page 7 of 16 Pages

  the Issuer shares issued in the Merger, which are not used to satisfy such debt, will be distributed 75% to the Reporting Persons and 25% to the Anderson Family. Other shareholders of the Issuer, who presently own approximately 22% of the Issuer's outstanding capital stock, will continue to own approximately 22% of the Issuer's capital stock after the Merger.


 Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   Item 5 is amended to add the following:

                   Reference is made to Item 4 above for information with respect to the Settlement Agreement.

 Item 6.           Material to be filed as Exhibits.

                   Item 6 is amended to file the following additional Exhibit:

                   9. Settlement Agreement dated August 23, 1995 between the Reporting Persons and the Anderson Family.





            CUSIP No. 438138-10-9             Page 8 of 16 Pages

                                    SIGNATURES

                   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

 Dated:  August 29, 1995
                                                       Lonrho Plc



                                                 By:   /s/ John F. Price
                                                       John F. Price
                                                       Under Power of Attorney
                                                       dated October 6, 1994

                                                       Lonrho, Inc.



                                                 By:   /s/ John F. Price
                                                       John F. Price, President
                                                       Scottsdale Princess Inc.



                                                 By:   /s/ John F. Price
                                                       John F. Price, President





            CUSIP No. 438138-10-9             Page 9 of 16 Pages

                                     EXHIBIT 1

                   The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

 Dated:  August 29, 1995

                                                 Lonrho Plc



                                                 By:   /s/ John F. Price
                                                       John F. Price
                                                       Under Power of Attorney
                                                       dated October 6, 1994


                                                 Lonrho, Inc.



                                                 By:   /s/ John F. Price
                                                       John F. Price, President


                                                 Scottsdale Princess Inc.



                                                 By:   /s/ John F. Price
                                                       John F. Price, President





            CUSIP No. 438138-10-9             Page 10 of 16 Pages

                               SETTLEMENT AGREEMENT

                   Agreement entered into as of this 23rd day of August, 1995 between Lonrho Plc ("Lonrho"), Lonrho, Inc. ("LI"), Scottsdale Princess, Inc. ("SPI") (Lonrho, LI and SPI being collectively hereafter referred to as "The Lonrho Group") on the one hand and Robert O. Anderson ("ROA"), W. Phelps Anderson ("WPA") and Robert B. Anderson ("RBA") (ROA, WPA and RBA being collectively hereafter referred to as "The Andersons") on the other hand, The Lonrho Group and The Andersons being collectively hereafter referred to as "the parties."

                   WHEREAS in October 1986 LI purchased what is now 50% of The Hondo Company, then known as The Diamond A Cattle Company ("Hondo") and simultaneously entered into a Shareholders Agreement;

                   WHEREAS as of the date hereof Hondo owns 10,150,200 of the shares of Hondo Oil & Gas ("HOG"), being approximately 77% of the outstanding shares of HOG.

                   WHEREAS as of July 31, 1995 Hondo owed The Andersons on various loans the following amounts:

                   RBA                     $        36,847.46
                   South Spring Company          9,442,956.49

                   "The Anderson Loans"          9,479,803.95


                   WHEREAS as of July 31, 1995 Hondo owed the members of The Lonrho Group on various loans the following amount:

                   Lonrho Plc              $     68,953,683.60
                   Lonrho, Inc.                  13,541,756.26
                   Scottsdale Princess, Inc.      2,977,210.41

                   "The Lonrho Loans"            85,492,650.27


                   WHEREAS on July 6, 1993 ROA and SPI signed the Scottsdale Option Agreement (the "Option").

                   WHEREAS Robert O. Anderson/The Andersons are indebted to The Bank of America and Citibank (collectively "The Banks").

                   WHEREAS The Lonrho Group and The Andersons desire to resolve all outstanding differences between them.





            CUSIP No. 438138-10-9             Page 11 of 16 Pages


                    NOW THEREFORE the parties hereto agree as follows:

                   1. Basic Understanding: The Lonrho Group and The Andersons will cooperate fully toward accomplishing the goal of a downstream merger whereby Hondo is merged into HOG (the "merger"), the existing HOG shares owned by Hondo are canceled and HOG then issues the equivalent number of new shares to satisfy The Anderson Loans and The Lonrho Loans and distribute to the parties the balance of HOG shares in substitution for the Hondo shares.

                   2.    Specifics:

                         A. The parties will act in the best interest of all of the shareholders of HOG, especially including the minority shareholders.

                         B. The parties will vote their shares of Hondo to accomplish the merger of Hondo into HOG (or vice versa if subsequent tax advice indicates to the satisfaction of all parties that an upstream merger or some other alternative is more advantageous to all shareholders of HOG).

                         C. The parties agree to cause the distribution to The Anderson Group and to The Lonrho Group after the merger of HOG shares, out of what is presently Hondo's 10,150,200 shares of HOG, in an amount sufficient to pay off The Anderson Loan and the Lonrho Group Loans in full. Both The Anderson Loan and the Lonrho Group Loans will continue to accrue interest at their present rates until the merger and the Lonrho Group Loans balance will increase as to principal for all additional advances between July 31, 1995 and the merger and Closing hereunder.

                         D. The merger and Closing hereunder will be held 5 business days after satisfaction of all conditions precedent as listed in 2.K., 2.L., 2.M. and 2.O. below.

                         E. By way of illustration, if at Closing The Anderson Loans with interest had increased to $10,000,000 and the Lonrho Group Loans had increased with interest and additional advances to $90,000,000 and the price of the shares to be distributed is $24.00 per share, at Closing HOG shares would be transferred as follows:

                   Recipient             Amount of HOG Shares

                   The Andersons           416,667*    ($10,000,000 + $24)
                   The Lonrho Group      3,750,000**   ($90,000,000 + $24)
                   TOTAL                 4,166,667

                   * To be divided among The Andersons as they deem appropriate.
                   ** To be divided among the Lonrho Group as its members deem appropriate.





            CUSIP No. 438138-10-9             Page 12 of 16 Pages

                          F.    The  Andersons  have  informed  Lonrho  that The
 Banks require $9,500,000 to release the security that The Banks have over the Hondo shares owed by The Andersons and The Anderson Loans. If The Banks are not prepared to accept 395,833 shares of HOG (395,833 at $24 = $9,500,000) in full and final settlement, Lonrho will buy 395,833 shares of HOG from Hondo for $9,500,000 and Hondo will pay $9,500,000 to The Banks as full and final settlement of The Banks may have against Hondo shares owned by The Andersons, The Anderson Loans and against Hondo, HOG or The Lonrho Group. The $9,500,000 paid to The Banks will be treated in the books of Hondo as a repayment of The Anderson Loans. The balance of The Anderson Loans will be paid by transfer of HOG shares at $24 each.

                         G. In the event that Lonrho has to pay $9,500,000 to Hondo to enable Hondo to repay The Anderson Loans (2.F. above), The Andersons will not sell any HOG shares within 1 year of the Closing under this Agreement or until Lonrho has received at least $9,500,000 in proceeds from the sale of HOG shares to third parties for cash.

                         H. After satisfaction of The Anderson Loans and The Lonrho Group Loans as provided in 2.E. and 2.F. above, SPI will exercise the Option which will result in the Hondo shares in HOG being distributed 75% to The Lonrho Group and 25% to The Anderson Group.

                         I. By way of illustration, continuing the example in 2.E. above, after distribution of the 4, 166,667 shares of HOG, the remaining 5, 983,533 shares (10,150,200 - 4, 166,667) would be distributed as follows:

 Recipient                     Percentage        Amount of HOG Shares
 Lonrho, Inc.                        50 %              2,991,767
 Scottsdale Princess, Inc.           25                1,495,883
 Robert O. Anderson                  15                  897,529
 W. Phelps Anderson                   5                  299,177
 Robert B. Anderson                   5                  299,177

 TOTAL                               100 %             5,983,533


                         J.    Liabilities.

                               (a)   Disclosed.    To the extent that Hondo has
 any liabilities at the time of its merger into HOG including any expenses relating to the merger, the parties agree jointly that shares will be sold in HOG to provide cash to pay disclosed liabilities. The number of shares to be sold will be divided 50/50.

                               (b)   Undisclosed.    The parties will guarantee
 all undisclosed liabilities in accordance with their shareholding percentages as provided in 2.I. above. the Lonrho Group members will jointly and severally guaranty as to their percentage and The Anderson Group members





            CUSIP No. 438138-10-9             Page 13 of 16 Pages

  will jointly and severally guaranty as to their percentage and both groups will, if necessary, provide appropriate security.
                         K. The parties will cooperate in an effort to obtain all necessary regulatory approvals (SEC, Hart-Scot, etc.) as might be legally required before the merger of Hondo and HOG and a Closing hereunder can occur.

                         L. T h e p arties will cooperate in a joint registration to be filed and effective prior to Closing of all HOG shares to be received at Closing by all parties hereunder so that they may, if desired, dispose of their respective shares. This is not to be construed as a Plan or present intention of the part of the parties to dispose of more than 50% of their pre-merger shareholdings. The cost of the registration shall be borne by the parties in proportion to their ownership percentages in HOG as of the Closing.

                         M. The merger is subject to approvals of the Board of Directors of HOG and, if necessary, the Shareholders of HOG. The parties will cooperate to obtain such approvals.

                         N. ROA will, at his sole cost, obtain all necessary consents from The Banks as may be necessary in order to implement the transaction contemplated.

                         O. This Agreement is subject to approval by the Board of Directors of Lonrho Plc and any necessary consent by the London Stock Exchange.

                         P. Lonrho will support, for a period of five years, 2 nominees by The Andersons to the Board of Directors of HOG provided that The Andersons own over 10% of the shares of HOG. One of the nominees will be Mr. Robert O. Anderson and the other will be a person with substantial experience with a major oil company.

                         Q. With respect to all pending litigation between the parties or Hondo, so as to reduce legal fees the parties will cause their attorneys to advise the respective courts that settlement discussions are in progress with a view to obtaining an indefinite extension of time to answer all pending discovery requests, to respond to any unanswered claims, etc. until Closing. In other words, all pending litigation is to remain at a standstill and no party is to be prejudiced thereby. To the extent entities other than The Andersons and The Lonrho Group are involved (i.e. Citibank and Bank of America), The Andersons will make best efforts to cause Citibank and Bank of America to similarly agree to a nonprejudicial standstill agreement. A f ter Closing, the parties will cause all pending litigation to be discontinued with prejudice.

                         R.    At Closing:

                         (i) The Shareholders Agreement will be deemed null and void.





            CUSIP No. 438138-10-9             Page 14 of 16 Pages

                          (ii)  T h e  parties  will  exchange  complete  mutual
                               releases.

                   3. Effectiveness: The parties agree to make best efforts to cause the contemplated transaction to occur. This Settlement Agreement is legally binding and is only subject to the conditions described in 2.K., 2.L., 2.M. and 2.O. above. However, if for any reason whatsoever all conditions are not satisfied within 6 months from the date hereof, either party may terminate this Agreement and all rights and obligations without any liability hereunder.

                   4.    Miscellaneous:

                         A.    Notices.    Any  notice,  request  or  other
 communication between the parties shall be in writing and shall be delivered personally or shall be sent by hand, facsimile, or overnight courier (e.g., Federal Express, Airborne, or similar service) as set forth below, or to such other address as either party may hereafter designate by notice to the other party. Communications under this Agreement dealing with its amendment or termination, default or service of process must be confirmed by certified/registered mail (with receipt requested) sent as follows:

                         (i) If to The Anderson Group or any of its members: c/o The Hondo Company
                               410 East College Boulevard
                               Roswell, New Mexico  88201
                               Attn:  S.H. Cavin, Esq.
                               Fax:  (505) 625-6829

                         (ii)  If to The Lonrho Group or any of its members:

                               Scottsdale Princess, Inc.
                               c/o Princess Hotels International, Inc.
                               805 Third Avenue, 18th Floor
                               New York, NY  10022
                               Attn:  R.H. Funke, Esq.
                                         General Counsel
                               Fax:  (212) 838-8141

                         B.    No  Modifications.   Neither this Agreement, nor
 any of the terms hereof, may be terminated, amended, waived or modified except by a writing signed by The Lonrho Group and The Andersons.

                         C.    No  Broker.    No broker has been engaged nor is
 anyone entitled to a finders fee with respect to this transaction.





            CUSIP No. 438138-10-9             Page 15 of 16 Pages


                          D.    Entirety  of  Agreement.    This  Agreement,
 including any and all Attachments hereto, constitutes the entire agreement between the parties hereto in respect of the matters covered hereby and supersedes, any and all prior agreements, understandings and communications, either oral or written, between the parties hereto with respect to the subject matter thereof.

                         E. No Waiver. The failure of any party at any time to require the performance by the other of any of the terms or provisions herein shall in no way affect the right of that party thereafter to enforce the same; nor shall the waiver by any party of any breach of any of the terms or provisions herein be taken or held to be a waiver of any preceding breach of any such term or provisions, or as a waiver of the term or provision itself.

                         F.    Successors and Assigns.  This Agreement shall be
 binding upon, and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. It is further agreed that Scottsdale may assign all of its rights and obligations hereunder to any affiliate, but none other.

                         G.    Headings.    The  headings of this Agreement are
 inserted for convenience only and are not intended to affect the meaning of any of the provisions hereof.

                         H. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which shall constitute but one and the same instrument. This Agreement may be delivered by fax with hard copies to follow.

                         I.    Authority.    The  authority  of  the  person
 executing this Agreement to bind the party to this Agreement on behalf of the entity on whose behalf the Agreement is executed shall be evidenced by his signature.

                         J.    Governing  Law.    This  Agreement  shall  be
 construed, interpreted and all disputes determined in accordance with, and shall be governed by, the laws of the State of Texas and all disputes shall be determined in the Courts thereof in the City of Houston.

                         K.    Construction.    All parties participated in the
 drafting of this Agreement so that the usual rule that all drafts are to be construed adversely to the party drafting same shall not apply.





            CUSIP No. 438138-10-9             Page 16 of 16 Pages


                    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

 The Lonrho Group:                         The Anderson Group:

 Lonrho Plc


 By   /s/ Dieter Bock                      By   /s/  Robert O. Anderson
                                                     Robert O. Anderson

 Lonrho, Inc.


 By   /s/ R. E. Whitten                    By   /s/  W. Phelps Anderson
                                                     W. Phelps Anderson

 Scottsdale Princess, Inc.


 By   /s/ J. F. Price                      By   /s/  W. Phelps Anderson
                                                     W. Phelps Anderson
                                                     ATTORNEY-IN-FACT for
                                                     Robert B. Anderson